Filed by Global Net Lease, Inc.

Commission File No. 001-37390

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: American Realty Capital Global Trust II, Inc.

Commission File No. 000-55624

This filing relates to the proposed merger of Global Net Lease, Inc. (“GNL”) and American Realty Capital Global Trust II, Inc. (“Global II”). The following are (1) a copy of a notification placed on GNL’s website to remind GNL’s stockholders to vote on the proposed merger and to advise them of future webcasts relating to the proposed merger (2) a copy of a notification placed on Global II’s website to remind Global II’s stockholders to vote on the proposed merger and to advise them of future webcasts relating to the proposed merger.

Additional Information About the Proposed Transaction and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction, GNL and Global II filed a joint proxy statement/prospectus with the SEC on November 8, 2016. BOTH GNL’S AND GLOBAL II’S STOCKHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO), AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors may obtain free copies of the joint proxy statement/prospectus and other relevant documents filed by GNL and Global II with the SEC (if and when they become available) through the website maintained by the SEC at www.sec.gov.

Copies of the documents filed by GNL with the SEC are also available free of charge on GNL’s website at www.globalnetlease.com and copies of the documents filed by Global II with the SEC are available free of charge on Global II’s website at www.arcglobal2.com.